                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*
   The Goldman Sachs Group, Inc.
    as successor to The Goldman Sachs Group, L.P. (01)
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

   New York,                         New York             10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   AMF Bowling, Inc.
   (PIN)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


================================================================================
4. Statement for Month/Year

   July/1999
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

================================================================================

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   7/28/99  |   X    |   |      02       |  A  |   $5.00  |      03      |    03   |    03    |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

              |        |        |       |                 |                 |                      |        |9.      |10.   |      |
              |        |        |       |                 |                 |                      |        |Number  |Owner-|      |
              |        |        |       |                 |                 |                      |        |of      |ship  |      |
              |2.      |        |       |                 |                 |                      |        |Deriv-  |of    |      |
              |Conver- |        |       | 5.              |                 |7.                    |        |ative   |Deriv-|11.   |
              |sion    |        |       | Number of       |                 |Title and Amount      |        |Secur-  |ative |Nature|
              |or      |        |       | Derivative      |6.               |of Underlying         |8.      |ities   |Secur-|of    |
              |Exer-   |        |4.     | Securities      |Date             |Securities            |Price   |Bene-   |ity:  |In-   |
              |cise    |3.      |Trans- | Acquired (A)    |Exercisable and  |(Instr. 3 and 4)      |of      |ficially|Direct|direct|
              |Price   |Trans-  |action | or Disposed     |Expiration Date  |----------------------|Deriv-  |Owned   |(D) or|Bene- |
1.            |of      |action  |Code   | of (D)          |(Month/Day/Year) |             |Amount  |ative   |at End  |In-   |ficial|
Title of      |Deriv-  |Date    |(Instr | (Instr. 3,      |-----------------|             |or      |Secur-  |of      |direct|Owner-|
Derivative    |ative   |(Month/ |8)     | 4 and 5)        |Date    |Expira- |             |Number  |ity     |Month   |(I)   |ship  |
Security      |Secur-  |Day/    |------ | ----------------|Exer-   |tion    |             |of      |(Instr. |(Instr. |(Instr|(Instr|
(Instr. 3)    |ity     |Year)   |Code |V|    (A)  |  (D)  |cisable |Date    |Title        |Shares  |5)      |4)      |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Subscription  |        |        |     | |         |       |        |        |             |        |        |        |      |      |
Rights (right |        |        |     | |         |       |        |        |             |        |        |        |      |      |
to buy)       | $5.00  | 7/28/99| X   | |         |   02  |  Immed.| 7/28/99|Common Stock |   02   |        |  -0-   | 02,03| 02,03|
-----------------------------------------------------------------------------------------------------------------------------------|
0% Convertible|        |        |     | |         |       |        |        |             |        |        |        |      |      |
Debentures due|        |        |     | |         |       |        |        |             |        |        |        |      |      |
2018          |   04   | 7/29/99| S   | |         |   04  | Immed. |5/12/18 |Common Stock |   04   |   04   |   05   | 03,05| 03,05|
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants to   |        |        |     | |         |       |        |        |             |        |        |        |      |      |
purchase      |        |        |     | |         |       |        |        |             |        |        |        |      |      |
Common Stock  | $0.01  |        |     | |         |       | Immed. |5/1/06  |Common Stock | 870,000|        | 870,000|  06  |  06  |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners II, L.P. ("GSCP II"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership ("GSCP II Germany"), Bridge Street Fund 1995, L.P. ("Bridge Street 1995"), Bridge Street Fund 1996, L.P. ("Bridge Street 1996"), Stone Street Fund 1995, L.P. ("Stone Street 1995"), Stone Street Fund 1996, L.P. ("Stone Street 1996" and, together with GSCP II, GSCP II Offshore, GSCP II Germany, Bridge Street 1995, Bridge Street 1996 and Stone Street 1995, the "Limited Partnerships"), Stone Street Value Corp. ("Value Corp."), Stone Street Empire Corp. ("Empire Corp."), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors II"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group", and together with GSCP II, GSCP II Offshore, GSCP II Germany, Bridge Street 1995, Stone Street 1995, Bridge Street 1996, Stone Street 1996, Value Corp., Empire Corp., GS Advisors, GS Advisors II, GS oHG and Goldman
Sachs, the "Reporting Persons"). The principal business address of each of GS Group, GSCP II, Bridge Street 1995, Stone Street 1995, Bridge Street 1996, Stone Street 1996, Value Corp., Empire Corp., GS Advisors and Goldman Sachs is 85 Broad Street, New York, New York 10004. The principal business address of each of GSCP II Offshore, and GS Advisors II is c/o Maples and Calder, P.O. Box 309, Grand Cayman Islands. The principal business address of each of GSCP II Germany and GS oHG is Messeturm Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

Explanation of Responses:

01: As of May 7, 1999, The Goldman Sachs Group, L.P. was merged with and into GS Group, with GS Group as the surviving entity.

02: On June 28, 1999, AMF Bowling, Inc. (the "Company") announced the terms of its rights offering (the "Rights Offering"), pursuant to which the Company issued each holder of Common Stock 0.4698 rights (the "Rights") for each share of Common Stock held at the close of business on July 7, 1999. Each whole Right was exercisable for one share of Common Stock at a subscription price of $5.00 per share (the "Basic Subscription Privilege"). The Rights had an over-subscription privilege, entitling participating holders to elect to purchase a portion of the shares not purchased in the Rights Offering by other Rights holders. The Rights also included a conditional over-subscription privilege (the "Conditional Over-Subscription Privilege"), entitling participating holders to elect to purchase additional shares of Common Stock to increase the total proceeds of the Rights Offering to $120 million. The Rights Offering expired at 5:00 p.m., New York City time, on July 28, 1999.

Prior to the expiration of the Rights Offering, on July 28, 1999, each of the Limited Partnerships fully exercised the Basic Subscription Privileges and partially exercised the Conditional Over-Subscription Privileges of their Rights. As a result of such exercises, GSCP II, GSCP II Offshore, GSCP II
Germany, Bridge Street 1995, Bridge Street 1996, Stone Street 1995 and Stone Street 1996 acquired an additional 9,086,772; 3,612,364; 335,168; 239,216;
246,479; 212,580; and 363,447 shares of Common Stock, respectively.

03: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 44,062,619 shares of Common Stock through the Limited Partnerships of which affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner. Goldman Sachs is the investment manager of GSCP II, GSCP II Germany and GSCP II Offshore. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Common Stock reported herein as beneficially owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

GSCP II may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly 28,404,248 shares of Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Offshore may be deemed to own beneficially and directly and its general partner, GS Advisors II, may be deemed to own beneficially and indirectly, 11,291,852 shares of Common Stock. GS Advisors II disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Germany may be deemed to own beneficially and directly and its managing partner, GS oHG, may be deemed to own beneficially and indirectly 1,047,698 shares of Common Stock. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street 1995 may be deemed to own beneficially and directly and its managing general partner, Value Corp., may be deemed to own beneficially and indirectly 747,762 shares of Common Stock. Value Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street 1996 may be deemed to own beneficially and directly and its managing general partner, Empire Corp., may be deemed to own beneficially and indirectly 770,465 shares of Common Stock. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street 1995 may be deemed to own beneficially and directly and its general partner, Value Corp., may be deemed to own beneficially and indirectly 664,502 shares of Common Stock. Value Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in therein.

Stone Street 1996 may be deemed to own beneficially and directly and its general partner, Empire Corp., may be deemed to own beneficially and indirectly 1,136,092 shares of Common Stock. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

04: On June 28, 1999, the Company announced the terms of its tender offer (the "Tender Offer") to purchase a portion of the outstanding Zero Coupon Convertible Debentures due 2018 (the "Debentures"). The Tender Offer commenced on June 29, 1999. The Tender Offer was for a minimum of $450,000,000 aggregate principal amount at maturity of Debentures and a maximum of $514,286,000 aggregate principal amount at maturity of Debentures for cash consideration of $140 per $1,000 principal amount at maturity. The Tender Offer expired at 12:00 midnight on July 29, 1999 (the "Tender Offer Expiration Date"). The Company accepted for purchase $514,286,000 aggregate principal amount at maturity of Debentures tendered in the Tender Offer, after giving effect to proration in accordance with the terms of the Tender Offer because Debentures in aggregate principal amount at maturity of more than $514,286,000 were tendered.

The Company accepted for payment from GSCP II, GSCP II Offshore, GSCP II Germany, Bridge Street 1995, Bridge Street 1996, Stone Street 1995 and Stone Street 1996 Debentures in principal amount at maturity of $139,481,000,
$55,448,000,  $5,145,000,  $3,671,000,  $3,784,000,  $3,263,000, and $5,577,000,
respectively, on the Tender Offer Expiration Date which prior to the Rights Offering were convertible into 8.6734 shares of Common Stock per $1,000 principal amount at maturity.

On July 30, 1999, the Company reported that as a result of the Rights Offering, the Conversion Rate of the Debentures has been adjusted to 9.1469 shares of Common Stock per $1,000 aggregate principal amount at maturity of Debentures. The Debentures are convertible at any time prior to maturity.

05: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 1,825,611 shares of Common Stock by reason of the ownership by the Limited Partnerships of $199,588,000 principal amount in Debentures. Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Common Stock reported herein as beneficially owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

GSCP II may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly 1,176,867 shares of Common Stock by reason of the ownership by GSCP II of $128,663,000 in principal amount of Debentures. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Offshore may be deemed to own beneficially and directly and its general partner, GS Advisors II, may be deemed to own beneficially and indirectly, 467,846 shares of Common Stock by reason of the ownership by GSCP II Offshore of $51,148,000 in principal amount of Debentures. GS Advisors II disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Germany may be deemed to own beneficially and directly and its managing partner, GS oHG, may be deemed to own beneficially and indirectly 43,411 shares of Common Stock by reason of the ownership by GSCP II Germany of $4,746,000 in principal amount of Debentures. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street 1995 may be deemed to own beneficially and directly and its managing general partner, Value Corp., may be deemed to own beneficially and indirectly 30,980 shares of Common Stock by reason of the ownership by Bridge Street 1995 of $3,387,000 in principal amount of Debentures. Value Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street 1996 may be deemed to own beneficially and directly and its managing general partner, Empire Corp., may be deemed to own beneficially and indirectly 31,923 shares of Common Stock by reason of the ownership by Bridge Street 1996 of $3,490,000 in principal amount of Debentures. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street 1995 may be deemed to own beneficially and directly and its general partner, Value Corp., may be deemed to own beneficially and indirectly 27,523 shares of Common Stock by reason of the ownership by Stone Street 1995 of $3,009,000 in principal amount of Debentures. Value Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street 1996 may be deemed to own beneficially and directly and its general partner, Empire Corp., may be deemed to own beneficially and indirectly 47,061 shares of Common Stock by reason of the ownership by Stone Street 1996 of $5,145,000 in principal amount of Debentures. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

06: GS Group may be deemed to own beneficially and directly 870,000 shares of Common Stock because of its beneficial ownership of warrants to purchase 870,000 shares of Common Stock at a purchase price of $.01 per share, such number of shares is subject to adjustment due to the Rights Offering in accordance with the terms of the warrants. These warrants are immediately exercisable, and will expire on May 1, 2006.

Signature:

GOLDMAN, SACHS & CO.

 By:  s/  Roger S. Begelman
     -----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


THE GOLDMAN SACHS GROUP, INC.

By:   s/  Roger S. Begelman
     -----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS ADVISORS, L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS ADVISORS II (CAYMAN), L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact



GS CAPITAL PARTNERS II, L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS CAPITAL PARTNERS II OFFSHORE, L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP
(with limitation of liability)


By:  s/ Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GOLDMAN, SACHS & CO. oHG

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


STONE STREET FUND 1995, L.P.


By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


STONE STREET FUND 1996, L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


BRIDGE STREET FUND 1995, L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


BRIDGE STREET FUND 1996, L.P.

By:  s/ Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


STONE STREET VALUE CORP.

By:  s/  Roger S. Begelman
     -----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


STONE STREET EMPIRE CORP.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


Date:  August 9, 1999





** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.